Lianhe Sowell International Group Ltd

Shenzhen Integrated Circuit Design Application Industry Park

Unit 505-3, Chaguang Road No. 1089

Nanshan District, Shenzhen, China

October 8, 2024

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Uwem Bassey

Re:	Lianhe Sowell International Group Ltd

Registration Statement on Form F-1

Filed September 4, 2024

File No. 333-279303

Dear Mr. Uwem Bassey:

Lianhe Sowell International Group Ltd. (“we” or the “Company”) hereby provides responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated September 17, 2024 (the “Letter”) regarding the Company’s registration statement on Form F-1 referenced above (the “Registration Statement”). Contemporaneously, the Company is submitting Amendment No. 2 to the Registration Statement (“Amendment No. 2”) via Edgar.

The Staff’s comments are repeated thereafter in bold and are followed by the Company’s responses. Page references in the text of this response letter correspond to the page numbers of Amendment No. 1. Capitalized terms used but not defined herein are used herein as defined in Amendment No. 1.

Amendment No. 1 to Form F-1 filed September 4, 2024

Dilution, page 62

1.	We note you disclose net tangible book value as of March 31, 2024, of $7,128,317 and pro forma as adjusted net tangible book value of $6,759,684. As the pro forma as adjusted amount is intended to reflect the proceeds from and shares issued in this offering, please provide us with the calculations for this amount or otherwise revise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 62 of Amendment No.2.

2.	We note your revised disclosure and response to prior comment 7. Please further revise each of the policies for which you provide critical accounting estimates to disclose qualitative and quantitative information necessary to understand the estimation uncertainty and impact that such estimates have materially had, or are reasonably likely to have, on your financial condition or results of operations. Describe why each critical accounting estimate is subject to uncertainty and, to the extent material, how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amounts to the material methods, assumptions and estimates underlying its calculation. We refer you to Item 5.E of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 70 and 71 of Amendment No.2.

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

October 8, 2024

Regulations

Regulation Relating to Wholly Foreign-owned Enterprises, page 105

3.	We note that your current and planned businesses are not on the 2021 Negative List “to the best of [y]our knowledge.” Please discuss whether there are any uncertainties regarding whether you operate in an industry specified as either “restricted” or “prohibited” from foreign investment in the Negative List. Tell us whether you consulted with your PRC legal counsel in determining your status under the Negative List.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 105 of Amendment No.2.

Financial Statements

Consolidated Statements of Cash Flows, page F-7

4.	We note that operating and financing cash flows for fiscal 2023 have been restated such that amounts due to/due from related parties and shareholders are now netted and presented as financing activities. Please provide the specific guidance in ASC 230-10 that you applied in netting these receivables and payables and specifically address how you considered the fact that the asset and liabilities are not with the same party. Also, tell us how you considered whether this change represents an error in previously issued financial statements. Refer to ASC 250-10.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-2, F-7 and F-17 of Amendment No.2 to present cash flows for amounts due to/due from related parties and shareholders on a gross basis per ASC 230-10-45-7. These revisions had no impact on the Company’s income statement or financial position. Disclosure about correction of an error in previously issued financial statements is made on pages F-2 and F-17 according to ASC 250-10-50-7.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Anna J. Wang, Esq. of Robinson & Cole LLP, at (212) 451-2942.

Very truly yours,

By:	/s/ Yue Zhu
Yue Zhu

cc:	Anna J. Wang, Esq.